August 5, 2005
VIA EDGAR & FACSIMILE
Jim B. Rosenberg
Senior Assistant Chief
Division of Corporation Finance
United States Securities and Exchange Commission
100 First Street, N.E.
Washington, D.C. 20549

Re:	American HomePatient, Inc. (the “Registrant”)
Form 10-K for the Fiscal Year Ended December 31, 2004
Filed March 31, 2005
File No. 000-19532
Dear Mr. Rosenberg:
     This letter is in response to the comments of the Staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) set out in your July 22, 2005 letter. The numbers below correspond to the comment numbers set forth in your letter.
Form 10-K for the Fiscal Year Ended December 31, 2004
Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 30
Critical Accounting Policies and Estimates, page 35
Revenue Recognition and Allowance for Doubtful Accounts, page 35
1.	Please provide us the following information in disclosure-type format to help us evaluate the adequacy of your disclosure.
a.	Provide in a comparative tabular format, the payor mix concentrations and related aging of accounts receivable. The aging schedule may be based on management’s own reporting criteria (i.e. unbilled, less than 30 days, 30 to 60 days etc.) or some other reasonable presentation. At a minimum, the information should indicate the past due amounts and a breakdown by payor classification (i.e. Medicare, Medicaid, Managed care and other, and Self-pay). We would expect Self-pay to be separately classified from any other grouping. Include whether or not your billing system has the capacity to provide an aging schedule of your receivables, and if not, clarify how this affects your ability to estimate your allowance for bad debts.

Jim B. Rosenberg

August 5, 2005
Response:
Rather than comparing payor mix concentrations and related aging of accounts receivable, the Registrant uses a general aging of billed and unbilled accounts receivable to analyze the required allowance for doubtful accounts. Each category so analyzed contains a blend of payors, which blend has not materially changed during the past four years. The factors used for determining the allowance requirement for each aging category were established based upon historical performance of the receivables portfolio. These factors have not been changed during the past four years as there have been no significant changes to the facts and circumstances upon which the factors were based.
The table attached hereto as Exhibit I sets forth the Registrant’s accounts receivable aging as of the end of the periods presented on Schedule II of the Registrant’s Form 10-K. Exhibit I demonstrates that the reduction in the allowance for doubtful accounts relates to the combination of a write-off of older receivables that were highly reserved (as discussed in more detail in the Registrant’s response to item 1.c. below) and a general improvement in the Registrant’s receivable aging.
b.	If you have amounts that are pending approval from third party payors (i.e. Medicaid Pending), provide the balances of such amounts, where they have been classified in your aging buckets, and what payor classification they have been grouped with. If amounts are classified outside of self-pay, provide why this classification is appropriate, and disclose the historical percentage of amounts that get reclassified into self-pay.
Response:
The Registrant includes receivables that are pending approval from a third party (i.e., Medicaid Pending) in the “open order” category along with receivables for which the Registrant is awaiting information that substantiates the medical need based on payor coverage criteria or verification of the patient insurance coverage. The total amount in the “open order” category is shown in Exhibit I. Receivables in the “open order” category are more heavily reserved than similarly aged billed and unbilled revenue.
Accounts receivable amounts that are pending approval from third party payors such as state Medicaid programs are not classified within a self-pay category. The Registrant’s accounts receivable systems are not able to provide the historical percentages of pending amounts that eventually become self-pay. The Registrant’s experience, however, indicates that an insignificant amount of Medicaid Pending accounts receivable become self-pay. As explained in more detail in the Registrant’s response to item 1.a. above, the Registrant uses general aging categories to analyze its allowance requirements.

Jim B. Rosenberg

August 5, 2005
c.	Provide the changes in the estimate for bad debt expense for each of the income statement periods presented. We note in the schedule on page S-2 that the write-offs for certain periods have significantly exceeded the amounts previously recorded as bad debt expense. Explain why the significant reductions in this allowance are appropriate.
Response:
During the income statement periods presented there have been no changes in the allowance percentages used to establish the allowance for each aging category. There have been no significant changes in the Registrant’s business that would require a change in the allowance percentages of each aging category.
Exhibit I discloses the Registrant’s receivables aging for each of the fiscal years 2001, 2002, 2003, and 2004. The Registrant has not changed its methodology for estimating bad debt expense and allowance requirements during the periods presented. As receivables are determined to be uncollectible they are written off to bad debt expense. At the end of each accounting period, the allowance level for uncollectible accounts is determined by applying a percentage to each aging category addressed in item 1.a. above. The adjustment to bring the allowance to the required level, based upon current agings, is also recorded with an offsetting debit or credit to bad debt expense.
In the 1990’s the Registrant engaged in an aggressive acquisition program, pursuant to which it acquired numerous small companies. In 2000, under new management, the Registrant began the process of better integrating these prior acquisitions. From 2001 to 2004, the Registrant improved its accounting systems and analyzed its older accounts receivable to attempt further collection action or, where appropriate, write-off such accounts as uncollectible. Such older aged accounts previously had been fully or heavily reserved against, and as such accounts were written off as uncollectible during the fiscal years in question the associated allowances were eliminated. In summary, Exhibit I demonstrates that the reduction of the allowance level during the periods presented is the direct result of reducing the level of older fully reserved accounts as well as an overall improvement in managing the receivables portfolio.
Contractual Obligations and Commercial Commitments, page 48
2.	Please explain to us why you did not include the estimated interest payments in your contractual obligations table, since these payments appear to represent material future obligations based on your statement of cash flows. The amounts that should be disclosed here is not only the interest accrual as of the end of the period presented but an estimable interest through the repayment of the underlying obligations. Refer to Financial Reporting Release 72.

Jim B. Rosenberg

August 5, 2005
Response:
The Registrant will include the estimated interest payments in its contractual obligations table in its Form 10-Q, due August 14, 2005, as well as in subsequent Form 10-Q and Form 10-K filings.
Financial Statements, page F-55
12. Income Taxes, page F-94
3.	Please provide us an analysis of how you have considered paragraphs 21 through 24 of SAFS 109 in providing a full valuation allowance for your deferred tax assets while earning a steady stream of taxable income. If you have determined that a full valuation allowance is necessary, based on your analysis, please also provide us in a disclosure-type format a discussion of the negative evidences that resulted in your determination that it is more likely than not that all of the deferred tax assets will not be realized and the reasonably likely effect of this known trend on your future operations, cash flows and financial position.
Response:
As of December 31, 2004, the Registrant had net deferred tax assets totaling $71.5 million. Pursuant to SFAS 109, at the end of fiscal year 2004 the Registrant analyzed and made the determination to continue to fully offset the deferred tax asset with a valuation allowance as it concluded that is was “more likely than not” that all of the deferred tax assets will not be realized.
In making this determination, the Registrant noted that, consistent with paragraph 21 of SFAS 109, the Registrant does not have significant sources of taxable income. The Registrant reported a pre-tax loss of $12,442,000 in fiscal year 2001 and pre-tax earnings of $5,419,000, $14,425,000 and $13,281,000, respectively, for the fiscal years 2002 through 2004. However, if interest expense not recorded during the Registrant’s Chapter 11 bankruptcy proceedings is considered for 2002 and 2003, and Chapter 11 reorganization costs are excluded, pre-tax income (loss) on a pro-rata basis would have been ($1,920,000) and $5,997,000 in 2002 and 2003 respectively. The Registrant’s taxable losses for the fiscal years 2001, 2002, 2003, and 2004 were $33,877,944, $23,746,135, $12,697,346, and $10,500,000 (estimated), respectively.
Consistent with paragraph 22 of SFAS 109, the Registrant also considered whether any tax planning strategies were available that would affect the amount of the valuation allowance. The Registrant concluded that no material tax planning strategies were available and, accordingly, did not make an adjustment to its valuation allowance.

Jim B. Rosenberg

August 5, 2005
As required by paragraphs 23 and 24 of SFAS 109, at the time of preparing its fiscal year 2004 financial statements the Registrant’s analysis considered certain negative evidence, and the lack of positive evidence, including the following:
(i)	the Registrant operates in a highly regulated industry and its revenue streams are largely determined by federal and state agencies;

(ii)	there are significant industry changes relative to medical reimbursement that have occurred effective in 2004 and in 2005 that may eliminate or significantly reduce the Registrant’s profitability for its fiscal year 2005 (as evidenced by the reimbursement cuts from Medicare and Medicaid programs that the Registrant has experienced in 2004 and 2005, which cuts appear likely to continue in 2006);

(iii)	the Registrant’s stockholder’s deficit as of December 31, 2004 was $20,961,000;

(iv)	the Registrant has no significant prospective sales contracts or sales backlogs;

(v)	the Registrant has no significant assets with fair values in excess of tax basis that might indicate net built-in gains;

(vi)	the Registrant is highly leveraged and has no current source of additional financing that might provide revenue growth through business acquisitions;

(vii)	the Registrant’s taxable losses for the fiscal years 2001, 2002, 2003, and 2004 were $33,877,944, $23,746,135, $12,697,346, and $10,500,000 (estimated), respectively; and

(viii)	the Registrant expected to continue to have taxable losses for the foreseeable future.
Based on the above analysis, the Registrant determined that it was more likely than not that the benefit relating to the net deferred tax assets will not be realized and that a full valuation allowance was appropriate at December 31, 2004. The reasonably likely effect of the trends evidenced by this negative evidence is discussed in the Liquidity and Capital Resources section of the Registrant’s Form 10-K. The Registrant would also note the disclosure regarding ongoing appeals by its lenders regarding the outcome of its Chapter 11 bankruptcy proceedings that, if successful, could have a materially negative effect on the Registrant’s interest expense and, consequently, its taxable net income.
The Registrant, however, continues to evaluate the need for a valuation allowance relative to the factors identified in SFAS 109 and the results of its ongoing operations.

Jim B. Rosenberg

August 5, 2005
The Registrant acknowledges that:
(i)	the Registrant is responsible for the adequacy and accuracy of the disclosure in the filings;

(ii)	staff comments or changes to disclosure in response to staff comments do not foreclose the SEC from taking any action with respect to the filing; and

(iii)	the Registrant may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
American HomePatient, Inc. is committed to fully complying with the SEC disclosure requirements. After you have had the opportunity to review this letter, please call me at (615) 221-8548 to confirm that the responses in this letter satisfactorily address your comments or to raise any additional questions or comments you may have.
Sincerely,
/s/ Stephen L. Clanton
Stephen L. Clanton
Chief Financial Officer

Exhibit I
American HomePatient, Inc.
Patient Accounts Receivable Aging Summary
For Y/E 2001 — Y/E 2004
(In Thousands)
Billed A/R Aging:

									Unapplied
	Total	Current	31-60	61-90	91-120	121-180	181-360	>360	Cash *
12/31/2001	72,662	26,511	10,525	6,346	3,890	5,877	11,946	8,445	(878)
12/31/2002	61,852	27,506	8,936	5,058	2,934	5,221	7,953	4,832	(588)
12/31/2003	60,559	28,989	8,901	5,247	3,189	3,625	7,100	3,899	(391)
12/31/2004	53,026	26,050	7,730	4,292	3,000	3,524	6,549	2,395	(514)
Unbilled A/R:

						Unapplied
	Total	0-90	91-180	181-360	>360	Cash *
12/31/2001	16,727	10,310	3,606	2,161	650	n/a
12/31/2002	13,089	8,413	2,665	1,622	389	n/a
12/31/2003	11,959	8,340	2,071	1,199	349	n/a
12/31/2004	12,298	8,321	2,240	1,366	371	n/a
Open Orders:

						Unapplied
	Total	0-90	91-180	181-360	>360	Cash *
12/31/2001	2,880	2,880	—	—	—	n/a
12/31/2002	2,233	2,233	—	—	—	n/a
12/31/2003	1,908	1,908	—	—	—	n/a
12/31/2004	2,439	2,439	—	—	—	n/a
Total Patient Accounts Receivable (Gross):

				Unbilled &
	10-K			Open Orders					Unbilled			Unapplied
	Ref. Pg.	Total	Current	0-90	31-60	61-90	91-120	121-180	91-180	181-360	>360	Cash *
12/31/2001	F-71	92,269	26,511	13,190	10,525	6,346	3,890	5,877	3,606	14,107	9,095	(878)
12/31/2002	F-93	77,174	27,506	10,646	8,936	5,058	2,934	5,221	2,665	9,575	5,221	(588)
12/31/2003	F-82	74,426	28,989	10,248	8,901	5,247	3,189	3,625	2,071	8,299	4,248	(391)
12/31/2004	F-79	67,763	26,050	10,760	7,730	4,292	3,000	3,524	2,240	7,915	2,766	(514)
     • Aging for Unapplied Cash cannot be determined.